Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2012

First Quarter 2012

Financial Highlights

•	Net sales decreased 4.7% quarter-over-quarter to US$64.0 million from US$67.1 million in 4Q11

•	Net sales increased 48% year-over-year from $43.4 million in 1Q11

•	Gross margin (non-GAAP1) decreased to 49.5% from 49.8% in 4Q11

•	Operating expenses (non-GAAP) increased to US$16.8 million from US$16.6 million in 4Q11

•	Operating margin (non-GAAP) decreased to 23.3% from 25.1% in 4Q11

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.41 from US$0.47 in 4Q11

Business Highlights

•	Achieved highest first quarter revenue in the Company’s history

•	Total storage controller unit shipments increased 1% sequentially and 38% year-over-year

•	Blended storage controller ASPs decreased 3% sequentially but increased 7% year-over-year, the Company’s ninth consecutive quarter of yearly ASP increases

•	OEM business decreased compared to 4Q11 and accounted for nearly 50% of the Company’s mobile storage revenue

•	3-bits per cell (TLC) controller revenue decreased slightly compared to 4Q11 and continued to account for almost 50% of all controller sales

•	Sales of our New Growth Products, specifically our LTE and SSD plus Embedded products, increased 20% sequentially and accounted for 18% of revenue

•	Began mass production of eMMC controllers for major NAND flash partner

•	Four new Samsung LTE smartphones with the Company’s LTE transceivers started shipping

Taipei, Taiwan, April 27, 2012—Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2012. For the first quarter of 2012, net sales decreased 4.7% quarter-over-quarter to US$64.0 million from US$67.1 million in the fourth quarter of 2011. Net income (non-GAAP) decreased in the first quarter to US$14.0 million or US$0.41 per diluted ADS from a net income of US$16.1 million or US$0.47 per diluted ADS in the fourth quarter of 2011.

[1]

Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, and impairment of long-term assets. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Net income (GAAP) for the first quarter increased quarter-over-quarter to US$13.0 million or US$0.39 per diluted ADS from a net income of US$12.2 million or US$0.37 per diluted ADS in the fourth quarter of 2011.

First Quarter 2012 Financial Review

Commenting on the results of the first quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“I am pleased to deliver our first quarter revenue at the high-end of our quarterly guidance. Our first quarter revenue of $64.0 million is 48% higher than the same period a year ago and is the highest first quarter revenue in the Company’s history. This quarter, our eMMC controllers for a major NAND flash partner went into production and four new Samsung LTE smartphones using our LTE transceivers started selling to end consumers, sales from which helped propel a 20% sequential increase in our New Growth Products.

Our mobile storage business and the OEM part of this business declined as seasonally expected. However, our module maker business was stronger than expected primarily because of increased availability of low-cost NAND flash for module makers to build bundled cards for Chinese OEMs targeting the growing low-cost smartphone market. Separately, we are excited to announce that our eMMC controllers for a NAND flash partner has entered mass production. These eMMC modules, including MCPs, using our controllers are now shipping in volume to several leading Asian handset OEMs for their smartphones, including some highly anticipated, high-end global flagship models. We have a number of new eMMC design wins for production in the second quarter and the second half of this year and now have design wins with seven smartphone OEMs. As a result, we believe that our eMMC is on track to deliver significant growth.

Our mobile communications business grew in the first quarter with increasing LTE transceiver sales. During the quarter, Sprint, Metro PCs, and US Cellular began sales of four new Samsung LTE smartphones using our LTE transceivers: the Galaxy Attain 4G, Galaxy S Aviator, Galaxy Tab 10.1, and Galaxy Nexus. We are excited about the outlook for our LTE business with Samsung and are pleased to announce that we now have a total of 11 design wins for 2012.”

Sales

Net sales in the first quarter were US$64.0 million, a decrease of 4.7% compared with the previous quarter. For the quarter, mobile storage products accounted for 72% of net sales, mobile communications 23% of net sales, multimedia SoCs 4% of net sales and other products accounted for 1% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, decreased 2% sequentially in the first quarter to US$45.9 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, increased 3% from the fourth quarter of 2011 to US$15.0 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, decreased 10% from the fourth quarter of 2011 to US$2.7 million in the first quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 49.5% in the first quarter from 49.8% in the fourth quarter of 2011. GAAP gross margin decreased to 49.4% in the first quarter from 49.7% in the fourth quarter of 2011.

Operating expenses (non-GAAP) were US$16.8 million, which was higher than the US$16.6 million expended in the fourth quarter. Research and development expenditures (non-GAAP) were US$10.4 million, which was lower than the US$10.8 million in the previous quarter. Selling and marketing expenses (non-GAAP) were US$3.5 million, which was lower compared to the US$3.6 million in the previous quarter. General and administrative expenses (non-GAAP) were US$2.9 million, which was higher compared to the US$2.2 million in the previous quarter. Stock-based compensation was US$1.6 million in the first quarter, which was less than the US$2.8 million in the fourth quarter. There were no acquisition-related charges in the first quarter.

Operating margin (non-GAAP) was 23.3%, a decrease from 25.1% in the previous quarter. GAAP operating margin was 20.8% for the first quarter, a decrease from the 21.0% in the fourth quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.3 million, higher than the fourth quarter amount of US$0.2 million. GAAP net total other income was US$0.9 million, an increase from a net total other expense of US$0.8 million in the fourth quarter. The increase in GAAP net total other income was primarily due to a foreign exchange gain in the first quarter of US$0.6 million compared to a foreign exchange loss in the fourth quarter of US$1.1 million.

Earnings

Net income (non-GAAP) was US$14.0 million this quarter, a decrease from US$16.1 million in the fourth quarter. Diluted earnings per ADS (non-GAAP) were US$0.41 in the first quarter, a decrease from US$0.47 in the fourth quarter.

GAAP net income was US$13.0 million during the first quarter, an increase from the net income of US$12.2 million in the fourth quarter. Diluted GAAP earnings per ADS in the first quarter were US$0.39, an increase from US$0.37 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased to US$94.7 million at the end of the first quarter from US$91.7 million at the end of the fourth quarter of 2011.

Cash Flow

Our cash flows were as follows:

3 months ended March 31, 2012

(In US$ millions)

Net income	13.0
Depreciation & amortization	1.4
Changes in operating assets and liabilities	(9.4)
Others	1.7

Net cash provided by (used in) operating activities	6.7

Acquisition of property and equipment	(0.7)
Others	(0.1)

Net cash provided by (used in) investing activities	(0.8)

Others	0.1

Net cash provided by (used in) financing activities	0.1

Effects of changes in foreign currency exchange rates on cash	—

Net increase (decrease) in cash and cash equivalents	6.0

During the first quarter of 2012, we had US$0.7 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Retail demand for memory cards and end demand for smartphones sold with bundled cards—other than those sold by certain OEMs—have been weak. We expect this weakness to impact our business in the second quarter. However, increasing sales of our New Growth Products should offset this weakness. We are excited about the ramp of our new eMMC controllers with our NAND flash partner and its smartphone OEM customers, as well as the continued growth of our Samsung LTE business. We expect our eMMC business with another NAND flash partner to begin mass production in late second quarter.”

For the Second quarter of 2012, management expects:

•	Revenue to be up 0% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$17 to US$18 million

Our full-year 2012 guidance remains unchanged:

•	Revenue to be up 20% to 30% compared with full year 2011

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$65 to US$70 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 27, 2012.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 -718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 7121 6533

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 866 214 5335

USA (Toll): 1 718 354 1232

Participant Passcode: 7121 6533

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Foreign exchange gains and losses prior to January 1, 2012, consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. Beginning January 1, 2012, due to a change in functional currency of our largest operating subsidiary, we changed our reporting currency from the NT$ to US$ and subsequently our foreign exchange gains and losses now consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2011 (US$)	Dec. 31, 2011 (US$)	Mar. 31, 2012 (US$)

Net Sales	43,396	67,146	64,022

Cost of sales	23,357	33,762	32,379

Gross profit	20,039	33,384	31,643
Operating expenses
Research & development	8,556	12,389	11,265
Sales & marketing	2,826	4,312	3,873
General & administrative	2,712	2,604	3,184
Amortization of intangibles assets	591	—	—

Operating income	5,354	14,079	13,321

Non-operating income (expense)

Gain on sale of investments	1	5	1
Interest income, net	69	226	270
Foreign exchange gain (loss), net	1,993	(1,079)	589
Others, net	28	4	1

Subtotal	2,091	(844)	861

Income before income tax	7,445	13,235	14,182
Income tax expense (benefit)	1,007	992	1,173

Net income	6,438	12,243	13,009

Basic earnings per ADS	$0.21	$0.39	$0.41
Diluted earnings per ADS	$0.21	$0.37	$0.39

Margin Analysis:
Gross margin	46.2%	49.7%	49.4%
Operating margin	12.3%	21.0%	20.8%
Net margin	14.8%	18.2%	20.3%

Additional Data:
Weighted avg. ADS equivalents[2]	30,195	31,053	31,956
Diluted ADS equivalents	31,393	33,315	33,562

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2011 (US$)	Dec. 31, 2011 (US$)	Mar. 31, 2012 (US$)

GAAP net income	6,438	12,243	13,009

Stock-based compensation:

Cost of sales	27	78	41

Research and development	419	1,541	863

Sales and marketing	138	679	418

General and administrative	175	463	249

Total stock-based compensation	759	2,761	1,571

Acquisition related charges:

Amortization of intangible assets	591	—	—

Litigation expenses	10	(19)	—

Foreign exchange loss (gain), net	(1,993)	1,079	(589)

Non-GAAP net income	5,805	16,064	13,991

Shares used in computing non-GAAP diluted earnings per ADS	32,209	34,210	34,228

Non-GAAP diluted earnings per ADS	$0.18	$0.47	$0.41

Non-GAAP gross margin	46.2%	49.8%	49.5%
Non-GAAP operating margin	15.5%	25.1%	23.3%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2011 (US$)	Dec. 31, 2011 (US$)	Mar. 31, 2012 (US$)
Cash and cash equivalents	56,319	88,763	94,737
Short-term investments	1,292	2,980	—
Accounts receivable (net)	28,406	38,222	41,226
Inventories	25,277	30,315	35,115
Refundable deposits - current	15,213	15,193	15,221
Deferred income tax assets (net)	3,901	1,078	3,777
Prepaid expenses and other current assets	2,465	3,012	2,893

Total current assets	132,873	179,563	192,969

Long-term investments	183	178	178
Property and equipment (net)	25,194	24,728	24,138
Goodwill and intangible assets (net)	39,843	38,756	35,462
Other assets	5,796	7,382	4,733

Total assets	203,889	250,607	257,480

Accounts payable	18,317	20,997	17,451
Income tax payable	1,322	3,306	4,183
Accrued expenses and other current liabilities	13,835	18,420	16,310

Total current liabilities	33,474	42,723	37,944
Other liabilities	2,632	3,103	3,276

Total liabilities	36,106	45,826	41,220
Shareholders’ equity	167,783	204,781	216,260

Total liabilities & shareholders’ equity	203,889	250,607	257,480

Note: Our 1Q11 and 4Q11 US$ financial numbers are translated from NT$, as previously disclosed. Beginning January 1, 2012, our reporting currency is the US$.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter 2012 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2011. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com